UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Exact name of registrant as specified in its charter)

Republic of Türkiye	1-15092	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Turkcell Küçükyalı Plaza Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20
Küçükyalı Ofispark B Blok
34854 Maltepe
İstanbul, Türkiye	N/A
(Address of Principal Executive Offices)	(Zip Code)

Ms. Özlem Yardım+90 212 313 1888

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

This disclosure for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”).

Turkcell İletişim Hizmetleri A.Ş. (the “Company”), together with its subsidiaries (the “Group”) is a leading technology and telecommunications company, founded and headquartered in Türkiye. It serves its customers a diverse portfolio of voice, data and IPTV services across its mobile and fixed networks, alongside digital consumer, enterprise and techfin solutions. A detailed discussion of the Group’s products is contained in its Annual Report on Form 20-F for 2025, which was filed on April 17, 2026.

Although the Company is mainly involved with the telecommunications services which it provides to its subscribers, the Group engages in the sale of electronic devices and also contracts third parties to manufacture products to serve its subscribers. For the period from January 1, 2025 to December 31, 2025, the Group has determined that certain conflict materials, which are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “Conflict Minerals”), are necessary to the functionality or production of certain products contracted by the Group to be manufactured.

As a result of this determination, the Company conducted a reasonable country of origin inquiry (“RCOI”) in good faith that it believes was reasonably designed to determine whether any of the Conflict Minerals contained in the products that were contracted to be manufactured originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country,” and together with the Democratic Republic of the Congo, the “Covered Countries”).

As part of its RCOI processes, the Company developed a questionnaire for its suppliers based on industry best practices and guidance designed to determine whether Conflict Minerals are used in a supplier’s goods, to identify the country of origin of such Conflict Minerals and to obtain a general understanding of the policies, procedures and other measures that a supplier has in place to verify whether or not its goods contain any Conflict Minerals that are necessary to the functionality or production of such goods and that originated in the Covered Countries. The Group distributed this questionnaire to its suppliers of the relevant products, including modems, communication modules, TV set-top boxes and accessories and simcards, and sought representations from such suppliers that their products did not contain any Conflict Minerals or that all Conflict Minerals contained in their products did not originate in the Covered Countries. The Group reviews and evaluates the responses received for completeness and accuracy and conducts follow-up communications. None of the Group’s suppliers that contract to manufacture the relevant products has indicated that they source any conflict minerals from the Covered Countries for the relevant products.

Our RCOI processes can provide only reasonable, not absolute, assurance regarding the source and chain of custody of any products that may contain Conflict Minerals. The Group is many supply chain tiers removed from mining activities and has no direct business relationship with mines or metal processing facilities. Under our RCOI processes, we request data from our direct suppliers and those direct suppliers must request similar information within their supply chains to identify the original sources of any necessary Conflict Minerals. Such sources of information may yield inaccurate or incomplete information and are not available on a continuous, real-time basis. We seek sourcing data on an annual basis from our direct suppliers and we ask that the data cover the entire reporting year.

On the basis of its RCOI processes described above, the Company has determined that it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries.

The disclosure herein is available on the Company’s website, at https://www.turkcell.com.tr/en/aboutus/investor-relations/quarterly-results

Item 1.02 Exhibit

Not applicable.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Not applicable.

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 1, 2026	By:	/s/ Özlem Yardım
	Name:	Özlem Yardım
	Title:	Investor Relations and Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 1, 2026	By:	/s/ Kamil Kalyon
	Name:	Kamil Kalyon
	Title:	Chief Financial Officer

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